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                                                 File No. 70-8679

               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

AMENDMENT NO. 2

TO

                            FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            (the Act)

            GRANITE STATE ELECTRIC COMPANY (Granite)
         MASSACHUSETTS ELECTRIC COMPANY (Mass. Electric)
        THE NARRAGANSETT ELECTRIC COMPANY (Narragansett)
          NARRAGANSETT ENERGY RESOURCES COMPANY (NERC)
      NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION (NEET)
             NEW ENGLAND ENERGY INCORPORATED (NEEI)
      NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.
                          (Mass. Hydro)
      NEW ENGLAND HYDRO-TRANSMISSION CORPORATION (NH Hydro)
                 NEW ENGLAND POWER COMPANY (NEP)
           NEW ENGLAND POWER SERVICE COMPANY (NEPSCO)

                               and

               NEW ENGLAND ELECTRIC SYSTEM (NEES)

           (Names of companies filing this statement)

       25 Research Drive, Westborough, Massachusetts 01582
        33 West Lebanon Road, Lebanon, NH 03766 (Granite)
     280 Melrose Street, Providence, RI 02901 (Narragansett)
            (Address of principal executive offices)

                   NEW ENGLAND ELECTRIC SYSTEM

         (Name of top registered holding company parent of the participating companies herein)

Michael E. Jesanis                 Robert King Wulff
Treasurer                          Corporation Counsel
25 Research Drive                  25 Research Drive
Westborough, MA 01582              Westborough, MA 01582

           (Names and addresses of agents for service)

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Paragraph six of Item 1 is hereby amended to read in its entirety as follows:

     "NEPSCO proposes to increase its current authorization of $12 million to $25 million. NEPSCO presently carries on its books approximately $28.5 million in unfunded post-retirement and deferred compensation obligations to present and retired executives. The operating companies have been previously billed for these amounts and paid the cash to NEPSCO. It is NEPSCO's current intention to put $30 million into an existing rabbi trust to provide additional security to those individuals. Although the money in the rabbi trust will still be available to the creditors of the Service Company, it will no longer be available for NEPSCO's short-term cash operating needs. NEPSCO's short-term cash needs peak at the time of the payment of bonuses such as the all employee goals program each March. NEPSCO's short-term borrowing reached a maximum level of $11,125,000 in 1994 and $10,950,000 in 1995. As a result of funding the rabbi trust and based on past seasonal borrowing needs, it is anticipated that NEPSCO could require short-term borrowing in the $25 million range after such funding."

Paragraph seven of Item 1 is hereby amended to read in its entirety as follows:

     "Neither NEES nor any subsidiary has an ownership interest in an exempt wholesale generator ("EWG") or foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act. Additionally, neither New England Electric System nor any subsidiary is a party to, or has any rights under, a service, sales, or construction agreement with an EWG or a FUCO. Monies from the borrowings hereunder shall not be used, directly or indirectly, to invest in, or otherwise acquire an interest in the business of, any EWGs or FUCOs."

Item 6(a) is hereby amended by supplying the following exhibit:

     Exhibit F                     Opinion of Counsel


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                           SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each undersigned company has duly caused this Amendment No. 2 to its Form U-1 Application/Declaration (Commission's File No. 70-8679) to be signed on its behalf, as indicated, by the undersigned officers thereunto duly authorized by each such company.

            NEW ENGLAND ELECTRIC SYSTEM
            MASSACHUSETTS ELECTRIC COMPANY
            NEW ENGLAND POWER COMPANY
            NEW ENGLAND POWER SERVICE COMPANY


               s/Michael E. Jesanis
            By
               Michael E. Jesanis, Treasurer


            NARRAGANSETT ENERGY RESOURCES COMPANY
            NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION
            NEW ENGLAND ENERGY INCORPORATED
            NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.
            NEW ENGLAND HYDRO-TRANSMISSION CORPORATION


               s/John G. Cochrane
            By
               John G. Cochrane, Treasurer


            GRANITE STATE ELECTRIC COMPANY


               s/Howard W. McDowell
            By
               Howard W. McDowell, Treasurer


            THE NARRAGANSETT ELECTRIC COMPANY


               s/John G. Cochrane
            By
               John G. Cochrane, Assistant Treasurer


DATE:  October 6, 1995

The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.